MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

December 13, 2022

Mr. Mark Cowan, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments  on the 485(a) filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 811-22321) (the “Registrant”) relating to MainStay MacKay Strategic Municipal Allocation Fund (the “Fund”)

Dear Mr. Cowan:

This letter responds to comments you provided on November 8, 2022 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on October 7, 2022 and relate to the Fund. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comments to the Prospectus

Comment 1: Please include a parenthetical referencing the Fund’s former name.

Response: We respectfully decline to make this change as a parenthetical referencing the Fund’s former name is included on the first page of the Fund’s summary prospectus.

Comment 2: In the section entitled “Fees and Expenses of the Fund,” please explain supplementally why the “Other Expenses” of Class C2 shares are based on estimated amounts for the current fiscal year and not based on actual Fund expenses.

Response: The “Other Expenses” figure will be estimated based on the expenses the Fund’s Class C2 shares are expected to incur for the current fiscal year because certain expense components are unique to this share class and therefore could not have been actual expenses incurred by the Fund prior to the launch of Class C2 shares. The “Other Expenses” figure therefore cannot be based on actual amounts incurred by the Fund during the prior fiscal year.

Comment 3: In the section entitled “Fees and Expenses of the Fund,” please revise the second footnote to only describe the waiver/reimbursement arrangement for Class C2 shares.

Response: We respectfully decline to make this change as the reference to Class A shares in the footnote is necessary to accurately describe the reimbursement arrangement for Class C2 shares. As described in the footnote, New York Life Investments will apply an equivalent waiver or reimbursement, in an equal number of basis points as the Class A shares waiver/reimbursement.

Comment 4: In the section entitled “Example,” please consider deleting the parenthetical phrase: “(except as indicated with respect to Class C2 shares).”

Response: We have made the requested update.

Comment 5: In the section entitled “Principal Risks,” please consider revising “Debt Securities Risk” to address the impact of the current interest rate environment on the Fund.

Response: In order to ensure continuity in the disclosure of all the funds in the Registrant’s complex, the Registrant will review this disclosure in connection with its next annual update.

Comment 6: In the section entitled “Past Performance,” please replace the reference to “other share classes” with Class I shares.

Response: We have made the requested update.

Comment 7: In the section entitled “Debt or Fixed-Income Securities” under “More About Investment Strategies and Risks,” please consider revising “Interest Rate Risk” to address the impact of the current interest rate environment on the Fund.

Response: In order to ensure continuity in the disclosure of all the funds in the Registrant’s complex, the Registrant will review this disclosure in connection with its next annual update.

Comment 8: In the section entitled “Derivative Transactions Risk” under “More About Investment Strategies and Risks,” revise the third paragraph to disclose whether the Fund qualifies for the limited derivatives user exception.

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure is consistent with Form N-1A requirements. We also note that Rule 18f-4 does not require a fund to disclose whether it is a limited derivatives user or a full compliance fund, and a fund’s status may change over time.

Comment 9: In the section entitled “Derivative Transactions Risk” under “More About Investment Strategies and Risks,” remove all disclosure indicating that compliance with Rule 18f-4 will negatively impact the Fund’s performance.

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure accurately describes a risk that may be associated with Rule 18f-4.

Comments to the Statement of Additional Information

Comment 1: Please consider adding disclosure indicating that the Fund will consider the concentration of investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: In the section entitled “Investment Practices, Instruments and Risks Common to Multiple Fund – Investment Companies,” we include the below disclosure, which was previously added in response to a Staff comment. We therefore do not believe additional disclosure is necessary.

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds will consider the portfolio positions of the underlying investment companies (at the time of purchase) in which the Funds invest to the extent reasonably practicable based on information publicly available to the Funds as shareholders in these underlying investment companies.

Comment 2: In the section entitled “Additional Information Regarding Fundamental Investment Restrictions,” consider revising to explain whether the Fund qualifies for the “limited derivatives users” exception.

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure is consistent with Form N-1A requirements. We also note that Rule 18f-4 does not require a fund to disclose whether it is a limited derivatives user or a full compliance fund, and a fund’s status may change over time.

Comment 3: In the section entitled “Special Note Regarding Recent Market Events,” consider revising the sixth paragraph to reflect recent Federal Reserve Board actions.

Response: We have made the requested update.

Comment 4: In the section entitled “Derivative Instruments – General Discussion, 4. Market and Fund Liquidity Risk,” confirm inclusion of the disclosure that the Fund might be required by applicable regulatory requirements to maintain assets or enter into offsetting transactions to “cover,” maintain segregated accounts and/or make margin payments when it takes positions in derivative instructions involving obligations to third parties.

Response: We have updated the disclosure in response to this comment.

Comment 5: In the section entitled “Derivatives Regulatory Matters,” tailor the disclosure based on whether the Fund is subject to a limit on notional derivatives exposure as a limited derivatives user or subject to a value-at-risk leverage limit and certain derivatives risk management program and reporting requirements.

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure is consistent with Form N-1A requirements. We also note that Rule 18f-4 does not require a fund to disclose whether it is a limited derivatives user or a full compliance fund, and a fund’s status may change over time.

Comment 6: In the section entitled “Derivatives Regulatory Matters,” remove all disclosure indicating that compliance with Rule 18f-4 will negatively impact the Fund’s performance.

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure accurately describes a risk that may be associated with Rule 18f-4.

Comment 7: In the section entitled “Exchange-Traded Funds,” remove the reference to reliance on applicable exemptive orders.

Response: We have made the requested update.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady
Assistant Secretary